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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Structured Capital Resources Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Ralph Hall Parkway, Suite 105
(No. and Street)

Rockwall, (City) Texas (State) 75032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue (Address) Dallas (City) Texas (State) 75214 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
103

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form diplays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Everette Hull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Structured Capital Resources Corporation, as of December 31, ,20 08 , are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follow:

No Exceptions

Signature

Director

Title

Notary Public

Sworn to and subscribed before me this 25th day of February 20 09 by Everette Hull

~~Notary Public~~/Dallas County, Texas

CHRISTINA GONZALEZ
Notary Public,
State of Texas
Comm. Exp. 03-03-11

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditors' report on internal accounting control
- [ ] (p) Schedule of segregation requirements and funs in aggregation - customers' regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Structured Capital Resources Corporation:

We have audited the accompanying statement of financial condition of Structured Capital Resources Corporation (the "Company") as of December 31, 2008 and 2007, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but no for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Structured Capital Resources Corporation as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McBee & Co

February 23, 2009

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

STRUCTURED CAPITAL RESOURCES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008 AND 2007

. . . . ASSETS . . . .

	2008	2007
CURRENT ASSETS		
Cash (Note 4)	**$ 10,086**	$ 29,974
Accounts Receivable - Trade, less allowance for doubtful accounts of ($205,000 in 2008, and $155,000 in 2007)	**125,000**	175,000
Marketable Securities (Note 3)	**12,355**	24,745
TOTAL	**$ 147,441**	$ 229,719

. . . . LIABILITIES AND STOCKHOLDER'S EQUITY . . . . . .

	2008	2007
CURRENT LIABILITIES		
Accounts Payable		$ 1,068
COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)		
STOCKHOLDER'S EQUITY (Note 2)		
Common Stock, $.01 par value, 100,000 shared authorized, 1,000 shares issued and outstanding	**$ 10**	10
Additional Paid-in Capital	**31,690**	31,690
Retained Earnings	**115,741**	196,951
Total	**147,441**	228,651
TOTAL	**$ 147,441**	$ 229,719

See Notes to Financial Statements

STRUCTURED CAPITAL RESOURCES CORPORATION

STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUE		
Placement Fees		$ 376,000
Reimbursed Expenses		35,068
Total		411,068
EXPENSES		
Operating, General, and Administrative Expenses	$ 18,879	69,573
Bad Debt	50,000	155,000
Total	68,879	224,573
INCOME (LOSS) FROM OPERATIONS	(68,879)	186,495
OTHER INCOME		
Unrealized Gain (Loss) on Marketable Securities	(12,390)	9,350
Interest Income	59	524
Total	(12,331)	9,874
NET INCOME (LOSS)	$ (81,210)	$ 196,369

See Notes to Financial Statements

STRUCTURED CAPITAL RESOURCES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

	Common Shares	Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2007	1,000	$ 10	$ 18,190	$ 582	$ 18,782
Cash Contribution			13,500		13,500
Net Income				196,369	196,369
Balance, December 31, 2007	1,000	10	31,690	196,951	228,651
Net Loss				(81,210)	(81,210)
Balance, December 31, 2008	1,000	$ 10	$ 31,690	$ 115,741	$ 147,441

See Notes to Financial Statements

STRUCTURED CAPITAL RESOURCES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (81,210)	$ 196,369
Adjustments to reconcile net loss to net cash used in operating activities		
Unrealized loss (gain) on marketable Securities	12,390	(9,350)
Change in operating assets and liabilities		
Accounts receivable	50,000	(175,000)
Accounts payable	(1,068)	
Accrued liabilities		(72,477)
Net Cash Used by Operating Activities	(19,888)	(60,458)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional Paid in Capital		13,500
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,888)	(46,958)
Beginning of Year	29,974	76,932
End of Year	$ 10,086	$ 29,974

See Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

Structured Capital Resources Corporation (the "Company") was incorporated in Texas in October 1991. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a structured finance investment banking firm providing financial advisory, private placement, and merger and acquisition services to middle market and not-for-profit companies throughout the southwestern United States.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company limit its business to the selling of direct participation programs and maintain a special account for the exclusive benefit of its customers.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are also recorded at

at estimated fair value, determined using quoted market prices, where available, or third-party pricing services.

The Company has a number of financial instruments classified as trading securities. The Company estimates that the fair value of all financial instruments at December 31, 2008, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Marketable Securities

Marketable securities are bought and held principally for the purpose of selling them in the near term. The increase or decrease in fair value is credited or charged to operations.

Placement Fees

Placement fees are recorded when projects are funded, or payment is received by the Company, in instances where payments or the amount of payment, net of expenses are uncertain.

Income Tax

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder. The Company is subject to state income tax.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net

capital ratio would exceed 10 to 1. At December 31, 2008 the Company had net capital of $20,588, which was $15,588 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0 to 1.

3. MARKETABLE SECURITIES

Marketable Securities consist of 500 shares of common stock of the NASDAQ Stock Market, Inc., with a fair value of $12,355, cost of $19,200 and accumulated unrealized loss of $6,845.

4. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk include a money market account and cash on deposit with one financial institution. Accounts are insured for up to $100,000 by the U.S. Federal Deposit Insurance Corporation. As of December 31, 2008 the balance was less than $100,000.

5. RETIREMENT PLANS

The Company has a defined benefit pension plan (Benefit Plan) and a 401(k) profit sharing plan (401(k) Plan).

Benefit Plan - Obligations and Funded Status -

Fair value of plan assets at December 31, 2008	$ 50,578
Plan benefit obligation at December 31, 2008	174,348
Funded status -	29.01%
Accrued benefit cost recognized in the statement of financial condition	nil
Benefit cost (Frozen effective December 31, 2006)	nil
Employer contributions	nil
Plan participant's contributions	nil
Benefits paid	nil

The accumulated benefit obligation was $174,348 at December 31, 2008.

The Benefit Plan invests primarily in cash equivalents and mutual funds. There are no benefits expected to be paid in

the next five years. The contributions expected to be paid to the Benefit Plan during the next year are undeterminable as shareholder's compensation is discretionary based on the Company's operations. There were no benefit plan administrative costs recognized in the current year other than the Benefit Plan obligation.

<u>401(k) Plan</u>

As of December 31, 2006 management has elected to temporarily freeze the 401(k) plan.

6. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

7. RELATED PARTY TRANSACTIONS

The Company leases office space from the sole shareholder. The lease is month-to-month and lease payments and related expenses are discretionary. The Company was not charged rent for the year ended December 31, 2008. Rent expense for the year ended December 31, 2007 approximated $22,500. In addition substantially all operating, general and administrative expenses are discretionary. The existence of this association can have a significant effect on the operating results and financial position.

SUPPLEMENTAL INFORMATION

STRUCTURED CAPITAL RESOURCES CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
NET CAPITAL		
Total Stockholder's Equity Qualified for Net Capital	$ 147,441	$ 228,651
Deductions	125,000	175,000
Net Capital before Haircuts	22,441	53,651
Haircuts on Securities Marketable Securities	1,853	4,013
Net Capital	$ 20,588	$ 49,638
AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Expense	$ nil	$ 1,068
Total Aggregate Indebtedness	$ nil	$ 1,068
NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 15,588	$ 44,638
Excess net capital at 1000%	$ 20,588	$ 49,638
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0 to 1	0.0 to 1

See Notes to Financial Statements

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Structured Capital Resources Corporation:

In planning and performing our audit of the financial statements of Structured Capital Resources Corporation (the "Company"), as of and for the years ended December 31, 2008 and 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices

(Continued) - 1

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such

purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

McBee & Co.

February 23, 2009

McBee & Co.

A Professional Corporation
Certified Public Accountants

STRUCTURED CAPITAL RESOURCES CORPORATION

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2008 AND 2007

AND

FOR THE YEAR THEN ENDED

AND

INDEPENDENT AUDITORS' REPORT